Exhibit 4.9

AMENDMENT NO. 6

TO

WINDSTREAM 401(k) PLAN

WHEREAS, Windstream Corporation (the “Company”) maintains the Windstream 401(k) Plan, established effective as of July 1, 2006, and as subsequently amended (the “Plan”); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan in the respects hereinafter set forth:

1. Paragraph 12 of Amendment No. 2 of the Plan (regarding the last sentence of Section 13.01 of the Plan) is hereby revoked as if never adopted from the beginning.

2. The last sentence of Section 13.01 of the Plan is amended, effective as of the first day of the first payroll period for the Plan Year beginning January 1, 2008, to provide as follows:

Notwithstanding the making and allocation of Safe Harbor Employer Matching Contributions on a payroll by payroll basis throughout the Plan Year, as of the last day of each Plan Year, the Matching Employer shall make and allocate to each Participant on behalf of whom Safe Harbor Employer Matching Contributions were made during the Plan Year Safe Harbor Employer Matching Contributions in an amount, if any, determined by taking into account the safe harbor formula and the Participant’s Compensation, Salary Deferral Contributions and Catch-Up Contributions for the portion of the Plan Year that is attributable to the period when the Participant was eligible to receive Safe Harbor Matching Contributions.

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 6 to the Windstream 401(k) Plan to be executed on this 13th day of March, 2008.

WINDSTREAM CORPORATION

By:	/s/ Robert R. Boyd
Title:	Member of the Benefits Committee